Exhibit 99.1

NEWS RELEASE TRANSMITTED BY MARKETWIRED

FOR:  REPSOL OIL & GAS CANADA INC.

June 17, 2016

Repsol Announces the Filing of an Arbitration Statement of Claim in Relation to Its Assets in the UK

Repsol Oil & Gas Canada Inc. (formerly Talisman Energy Inc.), advises of a notice issued on June 17, 2016, reproduced below

MADRID, SPAIN—(Marketwired - June 17, 2016) - As provided for by section 228 of the Securities Market Act, to complement the information already disclosed by Talisman and Repsol in their financial statements from the first semester 2015 onwards, both companies inform:

Addax Petroleum UK Limited and Sinopec International Petroleum Exploration and Production Corporation (both companies ultimately owned by the Chinese Government) have initiated arbitration proceedings against Talisman Energy Inc. (currently Repsol Oil & Gas Canada Inc.) and Talisman Colombia Holdco Limited. In those proceedings Addax and Sinopec seek repayment of their initial investment in TSEUK, which was executed in 2012 through the purchase of 49% of TSEUK from the Canadian group Talisman, together with any additional investment, past or future, in such company, and further for any loss of opportunity, and which they estimate in a total approximate amount of 5,500 million US$. However, at the same time, Addax intends to maintain its current stake in TSEUK.

The claim, which has been periodically disclosed, is considered by Talisman and Repsol to be baseless and therefore it is currently assessed by them, as well as by their external legal counsel, as Remote Risk.

The claimants’ proceedings can be interpreted as a defensive action undertaken by those who adopted an investment decision in the United Kingdom which has not delivered the results expected by them -as it has also happened with other investments by this group of companies-.

In addition, the arbitration claim is groundless and is inconsistent with the loyalty to be expected from a business partner. The claims have commenced almost three years after Addax acquired a stake in TSEUK, even though Addax has participated at a management level and in all decisions adopted by TSEUK since then, without expressing any worries or concerns. Addax’s has chosen to commence legal proceedings trying to gain an illegitimate advantage in its own benefit instead of devoting all efforts to improving TSEUK’s performance, as it has occurred in the past months -since Repsol’s entry into the Joint Venture-, something that might explain its desire to remain as a shareholder in TSEUK.

Talisman and Repsol, while vigorously defending their rights in relation to any adverse consequences that may be caused to them or to their affiliate TSEUK by Addax and Sinopec’s actions, hope that such group will rectify and devote all efforts to the best management of their affiliates in Brazil and the United Kingdom.

Forward-Looking Information

This disclosure contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. The use of the words “expected”, “considered”, “might” and similar expressions are intended to identify forward looking information. Forward-looking information includes, among others, statements regarding the potential results of the arbitration process, and other expectations, beliefs, and statements about possible future events.

The factors or assumptions on which the forward-looking information is based on risks and uncertainties described in the filings made by Repsol Oil & Gas Canada Inc. (“the Company”) with securities regulatory authorities. No assurance can be given that these factors, expectations and assumptions will prove to be correct. Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated and described in the forward looking information contained in this disclosure. Additional information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward looking information is based on the estimates and opinions of management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management’s estimates or opinions change, except as required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Repsol Oil & Gas Canada Inc.

34 917 538 100

34 917 538 000

34 913 489 494 (FAX)

www.repsol.com

INDUSTRY:  Energy and Utilities-Oil and Gas

SUBJECT:   STK

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